UNITED STATES      ENGLAND      GERMANY      CHINA

JASON DAY

JDay@faegre.com

(303) 607-3720

April 8, 2009

BY EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 3628

Washington, DC  20549-3628

Attn:                    Song Brandon, Esq.

Special Counsel

Office of Mergers & Acquisitions

Re:                             CROCS, Inc.
Schedule TO-I
Filed April 2, 2009
SEC File No. 5-81777

Ladies and Gentlemen:

On behalf of our client, Crocs, Inc. (the “Company”), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated April 6, 2009, to Erik Rebich, General Counsel and Secretary of the Company, regarding the Schedule TO-I referenced above (the “Schedule TO”).

The responses set forth herein have been reviewed and approved by the Company.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response (in bold).

To assist the Staff in reviewing the Schedule TO, we are delivering by overnight mail to you two copies of this letter and Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

Schedule TO-I

Exhibit 99.(a)(1): Offer to Purchase

Q11.  When and how will I receive my cash payment?, page 3

1.                                       Comment:  We note your disclosure that the option holder will be entitled to a prompt lump sum cash payment “. . . as soon as practicable following the Expiration Date.” (Emphasis Added).

That statement does not comply with the prompt payment requirement of Rule 13e-4(f)(5).  Please revise your disclosure to clearly state that you will pay for all tendered shares promptly after expiration of the offer.

Response:  We have revised this language throughout Amendment No. 1 in response to the comment.

Forward-Looking Statements; Miscellaneous, page 26

2.                                       Comment:  We note your statement where you refer to “forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.”  Please revise your document to clarify that forward-looking statements made in connection with your offer are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995.

Response:  We have revised this language to clarify that forward-looking statements made in connection with the Company’s offer are not subject to the safe harbor protections under the Private Securities Litigation Reform Act of 1995.

3.                                       Comment:  Please revise to eliminate the statement in this section that you “do not undertake any obligation to update publicly any forward-looking statements . . . .”  This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

Response:  We have deleted this language in response to the comment.

4.                                       Comment:  We note your disclosure in this section stating that you will not “accept tenders from, Eligible Employees in any jurisdiction in which the Offer is not legally permitted.”  Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders.  Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957.  Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise your disclosure throughout to be consistent with that rule.

Response:  We have deleted this language in response to the comment.

If we can facilitate the Staff’s review of the Schedule TO, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3720 or  toll-free at (800) 525-2086.  Our fax number is (303) 607-3600.  Thank you again for your time and consideration.

Very truly yours,

FAEGRE & BENSON LLP

/s/ Jason Day
Jason Day

JD/clw

cc:	Erik Rebich, Esq., General Counsel and Secretary, Crocs, Inc.
Nathaniel G. Ford, Esq., Faegre & Benson LLP

Crocs, Inc.

April 8, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crocs, Inc.
Schedule TO-I
Filed April 2, 2009
File No. 5-81777

Ladies and Gentlemen:

In connection with responding to the April 6, 2009 comment letter from the staff of the Securities and Exchange Commission (the “Commission”) regarding the Schedule TO-I filed with the Commission on April 2, 2009 (the “Schedule TO”) by Crocs, Inc. (the “Company”), the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Schedule TO; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Crocs, Inc.

By:	/s/ Russell C. Hammer
Russell C. Hammer
Chief Financial Officer, Senior Vice President - Finance and Treasurer